Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth DriveTime’s ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,					Three Months Ended September 30,	Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2010	2010
	($ in thousands)
Net Income (loss)	83,040	86,106	71,895	(280)	51,997	19,232	71,837
Add: Income taxes	1,134	(1,426)	1,000	1,090	730	(747)	53
Add: Fixed charges	43,146	64,042	83,694	102,772	115,946	26,029	83,029
Less: Interest capitalized	(193)	(407)	(300)	(83)	(105)	(76)	(108)

Earnings	127,127	148,315	156,289	103,499	168,568	44,438	154,811

Total interest expense	37,651	57,824	76,701	97,082	110,666	24,627	78,867
Interest component of rent expense-estimated	5,302	5,811	6,693	5,607	5,175	1,326	4,054
Interest capitalized	193	407	300	83	105	76	108

Total fixed charges	43,146	64,042	83,694	102,772	115,946	26,029	83,029

Ratio of earnings to fixed charges(1)	2.9x	2.3x	1.9x	1.0x	1.5x	1.7x	1.9x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this calculation, earnings represents net income plus income taxes, fixed charges, less interest capitalized. Fixed charges represents the sum of interest expense (which includes amortization of premiums, discounts and capitalized expenses related to indebtedness), and the component of rental expense that we believe to be representative of the interest factor for those amounts (one-third of rental expense).